Exhibit 4.10

EXECUTION COPY

This Amendment and Acknowledgement (this “Amendment”) to the Purchase Agreement (the “Agreement”) between Lagrummet December NR 919 AB, presently known as “Fund American Holdings AB” (“Purchaser”), and ABB Holding AG, Zurich, a predecessor of ABB Asea Brown Boveri Ltd. (“ABB”), is entered into as of this 14th day of April, 2004 between Purchaser and ABB. Defined terms used in this Amendment but not otherwise defined in this Amendment shall have the meanings set forth in the Agreement.

WHEREAS, the parties hereto desire to amend certain provisions of the Agreement and enter into certain agreements in connection with the Agreement; and

WHEREAS, Section 10.2.1 of the Agreement provides that the Agreement may be amended by the parties thereto by an instrument in writing signed on behalf of each of the parties thereto by their duly authorized representatives.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

1.             Unless the context otherwise requires, references in the Agreement to “this shall be deemed to be references to the Agreement as amended by this Amendment.

2.             Section 1.1 of the Agreement shall be amended by adding the following definition immediately after the definition of “Belgian Tax Reassessments” and immediately before the definition of “Branded Assets”:

“‘Belgian Tax Reassessments Claims’ shall have the meaning set out in Section 9.6.4(b).”

3.             Section 3.4.5 of the Agreement shall be amended by deleting the first sentence of Section 3.4.5 of the Agreement in its entirety and inserting in lieu thereof the following:

“The Audited Closing Financial Statements and the Audited Closing Net Equity Statement shall be binding and conclusive upon ABB and Purchaser unless Purchaser shall have notified ABB in writing by May 28, 2004 of any objections thereto (an “Objection Notice”); provided, however, that no objections may be made with respect to amounts in the income statements and statements of cash flow contained in the Audited Closing Financial Statements other than to the extent that such amounts affect amounts included in the Audited Closing Net Equity Statement.”

4.             Section 9.1(e) of the Agreement shall be amended by deleting Section 9.1(e) of the Agreement in its entirety and inserting in lieu thereof the following:

“(e)         (i) the liabilities of Sirius Belgium (other than liabilities incurred by Sirius Belgium after the Closing Date as a result of actions taken after the Closing Date by Purchaser or its Affiliates (including any Acquired Company) and (A) not authorized in writing by ABB or (B) which otherwise have not been reasonably taken by Purchaser or its Affiliates (including any Acquired Company) to fulfill their obligations under Section 9.6.4(b)) and (ii) any and all liabilities and obligations arising from (A) any actions reasonably taken by Purchaser or its Affiliates (including any Acquired Company) to fulfill their obligations under Section 9.6.4(b), (B) any actions taken by Purchaser or its Affiliates (including any Acquired Company) in connection with Section 9.6.4(b) which have been authorized in writing by ABB or (C) any actions taken by ABB or its Affiliates pursuant to Section 9.6.4(b);”

5.             Sections 9.6.4(b) and (c) of the Agreement shall be amended by deleting Sections 9.6.4(b) and (c) of the Agreement in their entirety and inserting in lieu thereof the following:

“(b)         Notwithstanding anything to the contrary, the amount or economic benefit of (i) any refunds, credits or offsets of Taxes (including any interest in respect thereof) attributable to or resulting from Tax repayments claimed by Sirius Belgium with respect to reassessments of Taxes with the Belgian tax authorities for any Pre-Measurement Tax Period (the “Belgian Tax Reassessments”) and (ii) any claims and rights of any Acquired Company with respect to any third parties attributable to or resulting from the Belgian Tax Reassessments, including indemnification claims, (a “Belgian Tax Reassessments Claim”) shall be for the account of ABB.  ABB and Purchaser agree that ABB shall (i) prepare and file all amended Tax Returns with respect to the Belgian Tax Reassessments and shall control any Tax Claim arising therefrom and (ii) be solely responsible for taking any and all actions necessary or appropriate to recover any amounts payable to any Acquired Company as a result of a Belgian Tax Reassessment Claim. Purchaser shall cooperate, so long as such cooperation in Purchaser’s good faith and reasonable judgment can be made without undue burden or expense or disruption to the operations of the Business, with ABB’s reasonable requests for information held by an Acquired Company, or assistance from an Acquired Company, in order to enable ABB to take any of the actions described in the immediately preceding sentence. Purchaser shall be under no obligation to utilize any refunds, credits or offsets of Taxes attributable to or resulting from the liquidation of Sirius Belgium. If Purchaser, in its sole discretion, determines that, after first taking into account all other items of income, gain, loss, deduction, credit or reserve (including safety reserve) that are available for the relevant taxable period or periods, Sirius International or any affiliate or successor thereto actually utilized any credits or offsets resulting from the liquidation of Sirius Belgium and either (i) such utilization actually reduces the amount of Taxes that Sirius International or any affiliate or successor thereto otherwise would have been required to pay to a taxing authority had it not utilized such credits or offsets or (ii) Sirius International or any affiliate or successor thereto receives a refund or credit against its Taxes from a taxing authority that it would not otherwise have received had it not utilized such credits or offsets, then the amount of such reduction of Taxes paid or the amount of such refund or credit shall be 80 percent for the account of ABB and 20 percent for the account of Purchaser, provided, however, that ABB agrees to repay to Purchaser its 80 percent portion of the amount of such reduction or the amount of such refund or credit (plus any penalties, interest or other charges imposed by a taxing authority) in the event that (x) it is determined by a taxing authority that Sirius International was not entitled to such reduction of Taxes paid or (y) Sirius International or any affiliate or successor thereto is required to repay such refund to a taxing authority. ABB and Purchaser agree that (i) ABB will provide reasonable instructions in the preparation and filing of all Tax Returns that relate to the liquidation of Sirius Belgium and (ii) all expenses relating to (a) the liquidation of Sirius Belgium, (b) the preparation of such Tax Returns and (c) the recovery of any amounts payable to any Acquired Company as a result of a Belgian Tax Reassessment Claim shall be borne solely by ABB. For the avoidance of doubt. the amount or economic benefit of any refunds, credits or offsets of Taxes attributable to or resulting from the Belgian Tax Reassessments, the liquidation of Sirius Belgium and each Belgian Tax Reassessments Claim shall not in any way increase Net Equity.

(c)           Each party shall forward, and shall cause its Affiliates to forward, to the party entitled pursuant to this Section 9.6.4 to receive the amount or economic benefit of (i) a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax, within 10 days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be, and (ii) a Belgian Tax Reassessments Claim the amount of such Belgian Tax Reassessments Claim, within 10 days after such amount is received.”

6.             Prior to the Closing, ABB shall deliver to Purchaser the report attached as Exhibit A hereto executed by the Business Auditors.

7.             ABB and Purchaser hereby agree and acknowledge that (i) Purchaser has not granted any written consents under Section 7.2.4 or 7.2.6 of the Agreement, (ii) Purchaser has not waived any of its rights under the Agreement, including, without limitation, any of its rights under Article 9 of the Agreement, with respect to breaches, if any, by ABB of any of its representations, warranties, covenants and agreements contained in the Agreement, whether asserted or unasserted or known or unknown by Purchaser as of the date of this Amendment and in each case relating to or arising out of the preparation, content or delivery of the Audited Closing Financial Statements and the Audited Closing Net Equity Statement and (iii) Purchaser shall not be deemed to have granted any such consent or made any such waiver described in clauses (i) and (ii) by virtue of any act or failure to act by Purchaser, including, without limitation, proceeding with the Closing, other than, and only to the extent, as specifically set forth in a written instrument delivered by Purchaser to ABB after the date of this Amendment; provided, however, that this Section 7 of this Amendment shall not constitute an amendment to the Agreement nor shall it in any way affect the rights of Purchaser or any of its Affiliates (including any Acquired Company) arising out of or relating to the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first written above.

FUND AMERICAN HOLDINGS AB,

By:	/s/ Robert L. Seelig
	Name:	Robert L. Seelig
	Title:	Attorney-in-Fact

ABB ASEA BROWN BOVERI LTD.,

By:	/s/ E. Koefer
	Name:	Erich Koefer
Title:

By:	/s/ D. Schindleman
	Name:	Daniel Schindleman
Title: